Exhibit 99.a(5)(iii)



For Immediate Release

Contact:
Jon Grisham, Investor Relations
(516) 767-8830

                Acadia Realty Trust Announces Preliminary Results
                  of Dutch Auction Tender Offer for its Shares

      New York, New York (February 4, 2002) - Acadia Realty Trust (NYSE: AKR), a fully integrated shopping center and real estate investment trust, today announced the preliminary results of its modified Dutch auction tender offer, which expired at 11:59 P.M. Eastern Time on February 1, 2002. Acadia commenced the tender offer on December 20, 2001, when it offered to purchase for cash up to 4,784,615 of its common shares (including operating partnership units convertible into common shares), subject to the terms and conditions set forth in the Offer to Purchase dated December 20, 2001 and the related Letter of Transmittal. The terms of the tender offer included a purchase price for each tendered share of not more than $6.50 nor less than $6.05 net to the seller in cash, without interest. On January 18, 2002, Acadia amended the tender offer to increase by 600,000 the number of shares it was offering to purchase (from 4,784,615 to 5,384,615).

      Based on a preliminary count by the depositary for the tender offer, approximately 5,523,974 shares were tendered at a price of $6.05. Acadia expects to accept for purchase 5,523,974 shares at a total price of $33,420,043, or $6.05 per share, depending upon the actual number of shares tendered at $6.05 per share that are properly delivered. The 5,523,974 shares that Acadia expects to purchase are comprised of the 5,384,615 shares Acadia offered to purchase and 139,359 shares to be purchased pursuant to Acadia's right to purchase up to an additional 2% of its shares outstanding. Due to the exercise of such right, Acadia expects that there will be no proration and all shares tendered at $6.05 per share will be purchased. For this purpose, shares tendered at $6.05 include shares tendered by those shareholders who indicated in their letter of transmittal that they were willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

      The determination of the actual number of and specific shares to be purchased and the purchase price are preliminary and subject to verification and final confirmation by American Stock Transfer & Trust Company (the depositary for the tender offer), the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures), and the impact of odd lot and conditional tenders. The final results of the tender offer will be announced promptly following the completion of the confirmation process. Promptly following this confirmation process, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

      Acadia Realty Trust, headquartered on Long Island, New York, is a self-administered equity real estate investment trust structured as an UPREIT, which specializes in the operation, management, leasing, renovation and acquisition of shopping center properties. The Company currently owns and operates 53 properties totaling approximately 10 million square feet, primarily in the eastern half of the United States. Acadia's principal executive offices are located in Port Washington, New York, with a corporate office located in Manhattan.

      Certain matters in this press release may constitute forward-looking statements and as such may involve known and unknown risk, uncertainties and other factors which may cause the actual results, performances or achievements of Acadia to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this document

      For more information on Acadia Realty Trust visit Acadia Realty Trust's Web site at www.acadiarealty.com.





                                       2